Southeastern Bank Financial Corporation

Post Office Box 15367 Augusta, Georgia 30919-5367 Fax 706-481-9869	3530 Wheeler Road Augusta, Georgia 30909 706-738-6990

Angela Connell	August 6, 2009
Reviewing Accountant
US Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Southeastern Bank Financial Corporation Form 10-K for the period ended December 31, 2008 Form 10-Q for the quarter ended March 31, 2009 File No. 0-24172
Dear Ms. Connell:
Please accept this letter as response to your letter dated July 30, 2009. Our response is keyed to your comments and request for further information.
Lending Activities — Construction and Development Loans, page 5
Comment 1. Given that acquisition, development and construction (“ADC”) loans represent a significant portion of your loan portfolio and have experienced notable deterioration in credit quality in recent periods, please revise your future filings to provide the following disclosures with respect to these loans:
•	Disclose whether you establish loan-funded interest reserves for any of your ADC loans;
•	Disclose the amount of such loans and the accompanying interest reserves for each period presented;
•	Disclose how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest to the loan;
•	Disclose whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;
•	Describe your underwriting process for loans with interest reserves, and any specific differences in how you underwrite loans with interest reserves and loans that do not have interest reserves; and
•	Disclose whether any of your loans with interest reserves are currently on non-accrual.
Response: We will provide these disclosures beginning with the September 2009 form 10Q.

Angela Connell
Reviewing Accountant

Net interest margin/income, page 18
Comment 2: Given the continued decrease in the net interest margin recognized during each of the last five fiscal periods and interim period of fiscal 2009, and in order for a reader to more clearly understand how changes in the balance sheet composition have impacted the net interest margin, please consider revising your future filings for interim periods to include the disclosures required by Section I.C of Industry Guide III.
Response: Beginning with the September 2009 10Q we will provide the disclosures required by Section I.C. of Industry Guide III to enhance the disclosures related to the net interest margin.
Asset Quality, page 21
Comment 3: We note continued deterioration in the credit quality of your loan portfolio during fiscal 2008 and into the first quarter of 2009, which has resulted in a significant increase in nonperforming loans and assets as well as significant increases in both the loan loss provision and loan charge-offs during that timeframe. We also note that you attribute a significant portion of the increase in nonperforming loans during 2008 and the 1st quarter of 2009 to several large credits in your ADC portfolio. Please tell us and revise your future filings to provide the following information with respect to those loan relationships which have been the primary drivers of the increase in your nonperforming loans:
•	When the loan was originated;
•	When the loan became non-accrual;
•	The problems associated with the loans and the triggering events that led to either a charge-off or specific allowance allocation;
•	The underlying collateral supporting the loan;
•	The allowance for loan losses associated with the loan, as applicable;
•	The method used to measure impairment (e.g., discounted cash flows, collateral value, etc.);
•	The last appraisal obtained for the loan, as applicable; and
•	Any other pertinent information deemed necessary to understand your review of the loan and related accounting.
Response: The following is additional disclosure we propose to include in future filings.
Asset Quality
Table 8 shows the current and prior period amounts of non-performing assets. Non-performing assets were $53,350 at June 30, 2009, compared to $40,515 at December 31, 2008 and $27,689 at June 30, 2008. Significant changes from December 2008 to June 2009 include an $8,052 increase in other real estate owned and a $4,783 increase in non-accrual loans.

Angela Connell
Reviewing Accountant

Table 8 — Non-Performing Assets
(Dollars in thousands)

	June 30, 2009	December 31, 2008	June 30, 2008

Nonaccrual loans	$39,564	$34,781	$27,689
Other real estate owned	13,786	5,734	—

Total non-performing assets	$53,350	$40,515	$27,689

Loans past due 90 days or more and still accruing interest	$3,478	$7,298	$—

Non-performing assets to total assets	3.65%	2.87%	2.11%

Non-performing assets to total loans and ORE	5.36%	4.01%	2.86%

Allowance for loan loss to total non-performing loans	40.52%	42.39%	51.73%
The table below presents a roll forward of other real estate owned for the six month period ended June 30, 2009 and June 30, 2008:
Other Real Estate Owned
(Dollars in thousands)

	2009	2008
Beginning balance, January 1	$5,734	$0
Additions	11,305	412
Sales	(2,962)	(408)
Gain (loss) on sale of OREO	(291)	(4)

Ending balance, June 30	$13,786	$0

The increase in other real estate owned is primarily due to the foreclosure of impaired loans, the most significant of which included in the table below. The net increase in non-accrual loans reflects increased levels of such loans offset by foreclosures and loans returned to accrual status due to improved performance. A significant portion of the increases were in ADC loans as outlined below:

Angela Connell
Reviewing Accountant

							($000s)
Nonaccrual loans at January 1, 2009		$34,781	Originated	Nonaccrual date	Trigger	Collateral	Allowance	Method	Appraisal date
Additions:
ADC Loan — Athens, Georgia	4,245		03/29/06	06/11/09	delinquency	condominums	1,120	collateral value	In Process
CRE, 1-4 family lots, Consumer loans — CSRA	1,425		06/17/08-06/01/09	04/10/09	delinquency	various	204	collateral value	In Process
ADC Loan — Savannah, Georgia	1,277		04/03/07-05/19/08	02/23/09	delinquency	houses & lots	275	collateral value	04/28/09
ADC Loan — Georgia Loan Participation	2,277		12/13/06	02/09/09	delinquency	land	—	collateral value	04/01/09
ADC Loan — Athens, Georgia	4,780		08/18/06	01/28/09	delinquency	land & townhouses	1,016	collateral value	03/01/09
ADC Loan — Athens, Georgia	1,089		07/31/06-10/11/06	01/28/09	delinquency	houses	—	collateral value	05/22/09
ADC Loan — Athens, Georgia	1,160	16,253	01/18/07-01/26/07	02/24/09	delinquency	lots	—	collateral value	04/27/09
Reductions:
CRE Loan — CSRA, to OREO	(1,519)		02/20/07	04/24/08	delinquency	CRE	—	collateral value	08/12/08
ADC Loan- Florida Loan Participation, to OREO	(2,886)		03/22/05	04/22/08	bankruptcy	condominums	—	collateral value	05/23/08
ADC Loan — CSRA, upgraded due to performance	(5,187)		06/09/05-06/09/06	04/24/08	delinquency	lots & land	—	collateral value	11/11/08
ADC Loan — Savannah, Georgia, to OREO	(1,080)		01/31/06-10/25/07	10/29/08	delinquency	houses & lots	—	collateral value	11/21/08
ADC Loan — Athens, Georgia, to OREO	(2,716)	(13,388)	12/10/07	12/30/08	delinquency	lots	—	collateral value	01/15/09

Other, net		1,918

Nonaccrual loans at June 30, 2009		$39,564

The ratio of non-performing assets to total loans and other real estate was 5.36% at June 30, 2009 compared to 4.01% at December 31, 2008 and 2.86% at June 30, 2008. The ratio of Allowance for loan losses to total non-performing loans was 40.52% at June 30, 2009 compared to 42.39% at December 31, 2008 and 51.73% at June 30, 2008. The control and monitoring of non-performing assets continues to be a priority of management.
Comment 4: Given the significant increase in nonaccrual loans recognized during fiscal 2008 and into fiscal 2009, and in order to give the reader a clear understanding of the problem loans, please revise Table 6 — Nonperforming, in future filings, to include a detail of nonaccrual loans by loan type. Please also include the ratio of the allowance for loan losses to nonperforming loans.
Response: Beginning with the September 2009 10Q we will revise the Nonperforming table to include a detail of nonaccrual loans by loan type. We included the ratio of allowance for loan losses to nonperforming loans in our June 2009 10Q and will continue to do so in future filings.
Comment 5: Given the continued increase in OREO, tell us what consideration you have given to disclosing a roll-forward of activity within OREO in future filings (i.e. beginning balance, additions, sales, gains or losses and impairment and ending balance).
Response: We agree that given the increasing level and activity in OREO that a roll forward table would enhance disclosure and will do so beginning with the September 2009 10Q. See also response to comment 3 above.
Allowance for Loan Losses, page 23
Comment 6: So that the reader would have a clear understanding of how management identifies problem loans within the loan portfolio as well as the steps taken to address any potential problems, please revise your future filings to address the following and provide us with a draft of your proposed revisions:
•	Discuss the processes taken by management in identifying potential problem loans;

Angela Connell
Reviewing Accountant

•	Discuss the steps taken in identifying the nature and type of underlying collateral supporting these loans;
•	Discuss how management determines the value of the underlying collateral (i.e. if appraisals are obtained, how often and under what circumstance);
•	Discuss how shortfalls are addressed, including the steps taken by management to address these shortfalls (i.e. include the timeframe followed); and
•	Discuss the timing when both initial and any subsequent loan charge-offs or additional loan loss provisions are recorded.
Response: In future filings we propose to include the following additional information:
Loan Review and Classification Process
The Company maintains a loan review and classification process which involves multiple officers of the Company and is designed to assess the general quality of credit underwriting and to promote early identification of potential problem loans. All loan officers are charged with the responsibility of risk rating all loans in their portfolios and updating the ratings, positively or negatively, on an ongoing basis as conditions warrant. Risk ratings are selected from an 8-point scale with ratings as follows: 1- 4 Satisfactory (pass), rating 5 Watch (potential weakness), rating 6 Substandard (well-defined weakness), rating 7 Doubtful and rating 8 Loss.
When a loan officer originates a new loan, he documents that credit file with an offering sheet summary, supplemental underwriting analyses, relevant financial information and collateral evaluations. All of this information is used in his determination of the initial loan risk rating. Then, the Company’s Credit Administration department undertakes an independent credit review of that relationship in order to validate the lending officer’s rating. These lending relationships are also placed into a tracking database and reviewed by Credit Administration personnel on an annual basis in conjunction with the receipt of updated borrower and guarantor financial information. The individual loan reviews analyze such items as: loan type; nature, type and estimated value of collateral; borrower and/or guarantor estimated financial strength; most recently available financial information; related loans and total borrower exposure; and current/anticipated performance of the loan. The results of such reviews are presented to Executive Management.
Through the review of delinquency reports, updated financial statements or other relevant information in the normal course of business, the lending officer and/or Credit Administration review personnel may determine that a loan relationship has weakened to the point that a criticized (loan grade 5) or classified (loan grade 6 through 8) status is warranted. When a loan relationship is adversely graded (5 or 6), the lending officer is then charged with preparing a Classified/Watch report which outlines the background of the credit problem, current repayment status of the loans, current collateral evaluation and a workout plan of action. This plan may include goals to improve the credit rating, assisting the borrower in moving the loans to another institution and/or collateral liquidation. All such Classified/Watch reports are reviewed on a quarterly basis by members of Executive Management at a regularly scheduled meeting in which each lending officer presents the workout plans for his criticized credit relationships.

Angela Connell
Reviewing Accountant

Depending upon the individual facts, circumstances and the result of the Classified/Watch review process, Executive Management may categorize the loan relationship as impaired. Once that determination has occurred, Executive Management in conjunction with Credit Administration personnel, will complete an evaluation of the collateral (for collateral-dependent loans) based upon appraisals in file adjusting for current market conditions and other local factors that may affect collateral value. This judgmental evaluation may produce an initial specific allowance for placement in the Company’s Allowance for Loan & Lease Losses calculation. As soon as practical, updated appraisals on the collateral backing that impaired loan relationship are ordered. When the updated appraisals are received, Executive Management with assistance from Credit Administration department personnel reviews the appraisal, and updates the specific allowance analysis for each loan relationship accordingly. The Director’s Loan Committee reviews on a quarterly basis the Classified/Watch reports including changes in credit grades of 5 or higher as well as all impaired loans, the related allowances and OREO.
In general, once the specific allowance has been finalized, Executive Management will authorize a charge off prior to the following calendar quarter-end in which that reserve calculation is finalized.
The review process also provides for the upgrade of loans that show improvement since the last review.
Comment 7: Please revise your future filings to provide the disclosures required by paragraph 20(a) of SFAS 114. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.
Response: Beginning with the September 2009 10Q we will provide the disclosure required by paragraph 20(a) of SFAS 114.
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its Form 10-K for the period ended December 31, 2008 and Form 10-Q for the quarter ended March 31, 2009, that Securities and Exchange Commission (Commission) staff comments or changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to any filing, and the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Darrell R. Rains

Darrell R. Rains
Chief Financial Officer